                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC  20549

                                ------------

                                 SCHEDULE 13D
                                (RULE 13D-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(a)
            AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(a) (1)


                            WHITTAKER CORPORATION
                               (Name of Issuer)

                                 COMMON STOCK
                        (Title of Class of Securities)

                                 966680 40 7
                                (CUSIP Number)

                             GARY J. COHEN, ESQ.
                               SIDLEY & AUSTIN
                            555 WEST FIFTH STREET
                      LOS ANGELES, CALIFORNIA 90013-1010
                                (213) 896-6013
                (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                JUNE 12, 1998
           (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                          (Continued on following pages)

                               (Page 1 of 12 Pages)

------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

-------------------------------------------------------------------------------
CUSIP NO. 966680 40 7                 13D             Page 2 of 12 Pages
-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             CANPARTNERS INCORPORATED
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)/X/ (b) / /
-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*
             AF
-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            / /
-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
             CALIFORNIA
-------------------------------------------------------------------------------
                 NUMBER                   7    SOLE VOTING POWER
                   OF                               2,618,133
                 SHARES       -------------------------------------------------
              BENEFICIALLY                8    SHARED VOTING POWER
                OWNED BY                            2,618,133
                REPORTING     -------------------------------------------------
                 PERSON                   9    SOLE DISPOSITIVE POWER
                  WITH
                              -------------------------------------------------
                                          10   SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
             2,618,133
-------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
        CERTAIN SHARES*                                                    / /
-------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             23.4%
-------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*
             CO
-------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
 CUSIP NO. 966680 40 7                 13D            Page 3 of 12 Pages
-------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              CANYON CAPITAL MANAGEMENT, L.P.
-------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) /X/ (b) / /
-------------------------------------------------------------------------------
    3    SEC USE ONLY

-------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              AF
-------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           / /
-------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              CALIFORNIA
-------------------------------------------------------------------------------
              NUMBER                7   SOLE VOTING POWER
                OF                           2,618,133
              SHARES      -----------------------------------------------------
          BENEFICIALLY              8   SHARED VOTING POWER
            OWNED BY                         2,618,133
            REPORTING     -----------------------------------------------------
              PERSON                9   SOLE DISPOSITIVE POWER
               WITH
                          -----------------------------------------------------
                                   10   SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
              2,618,133
-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                                   / /
-------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              23.4%
-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              IA
-------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
 CUSIP NO. 966680 40 7                 13D           Page 4 of 12 Pages
-------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              THE VALUE REALIZATION FUND, L.P.
-------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) /X/ (b) / /
-------------------------------------------------------------------------------
    3    SEC USE ONLY

-------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              WC
-------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE
-------------------------------------------------------------------------------
              NUMBER                7   SOLE VOTING POWER
                OF                           1,148,249
              SHARES        ---------------------------------------------------
           BENEFICIALLY             8   SHARED VOTING POWER
            OWNED BY
            REPORTING       ---------------------------------------------------
              PERSON                9   SOLE DISPOSITIVE POWER
              WITH                           1,148,249
                             --------------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
              1,148,249
-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                                   / /
-------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              10.3%
-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              PN
-------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
 CUSIP NO. 966680 40 7                 13D                qPage 5 of 12 Pages
-------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              THE CANYON VALUE REALIZATION FUND (CAYMAN), LTD.
-------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) /X/ (b) / /
-------------------------------------------------------------------------------
    3    SEC USE ONLY

-------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              WC
-------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           / /
-------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              CAYMAN ISLANDS
-------------------------------------------------------------------------------
              NUMBER                7   SOLE VOTING POWER
                OF                           1,148,249
              SHARES      -----------------------------------------------------
           BENEFICIALLY             8   SHARED VOTING POWER
             OWNED BY
            REPORTING     -----------------------------------------------------
             PERSON                 9   SOLE DISPOSITIVE POWER
               WITH                          1,148,249
                          -----------------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
              1,148,249
-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                                   / /
-------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              10.3%
-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              CO
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
 CUSIP NO. 966680 40 7                 13D            Page 6 of 12 Pages
-------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              MITCHELL R. JULIS
-------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) /X/ (b) / /
-------------------------------------------------------------------------------
    3    SEC USE ONLY

-------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              AF
-------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          / /
-------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              UNITED STATES
-------------------------------------------------------------------------------
              NUMBER                7   SOLE VOTING POWER
                OF
              SHARES      -----------------------------------------------------
           BENEFICIALLY              8   SHARED VOTING POWER
             OWNED BY                        2,618,133
            REPORTING     -----------------------------------------------------
              PERSON                 9   SOLE DISPOSITIVE POWER
               WITH
                          -----------------------------------------------------
                                    10   SHARED DISPOSITIVE POWER
                                             2,618,133
-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
              2,618,133
-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                                  / /
-------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              23.4%
-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              IN
-------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
 CUSIP NO. 966680 40 7                 13D          Page 7 of 12 Pages
-------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              JOSHUA S. FRIEDMAN
-------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) /X/ (b) / /
-------------------------------------------------------------------------------
    3    SEC USE ONLY

-------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              AF
-------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          / /
-------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              UNITED STATES
-------------------------------------------------------------------------------
              NUMBER                7   SOLE VOTING POWER
                OF
              SHARES        ---------------------------------------------------
           BENEFICIALLY             8   SHARED VOTING POWER
             OWNED BY                        2,618,133
            REPORTING       ---------------------------------------------------
              PERSON                9   SOLE DISPOSITIVE POWER
               WITH
                            ---------------------------------------------------
                                   10   SHARED DISPOSITIVE POWER
                                             2,618,133
-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
              2,618,133
-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                                   / /
-------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              23.4%
-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              IN
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
 CUSIP NO. 966680 40 7                 13D           Page 8 of 12 Pages
-------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              R. CHRISTIAN B. EVENSEN
-------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) /X/ (b) / /
-------------------------------------------------------------------------------
    3    SEC USE ONLY

-------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              AF
-------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           / /
-------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              UNITED STATES
-------------------------------------------------------------------------------
              NUMBER                7   SOLE VOTING POWER
                OF
              SHARES          -------------------------------------------------
           BENEFICIALLY             8   SHARED VOTING POWER
             OWNED BY                        2,618,133
            REPORTING         -------------------------------------------------
              PERSON               9   SOLE DISPOSITIVE POWER
               WITH
                              -------------------------------------------------
                                   10   SHARED DISPOSITIVE POWER
                                             2,618,133
-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
              2,618,133
-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                                   / /
-------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              23.4%
-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              IN
-------------------------------------------------------------------------------

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER

     This Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Whittaker Corporation, a Delaware corporation, which has its principal executive offices at 1955 M. Surveyor Avenue, Simi Valley CA 93063 ("Whittaker").

ITEM 2.   IDENTITY AND BACKGROUND

     (a)  This Schedule is being filed by the following persons:

          (i)    Canpartners Incorporated, a California corporation
                 ("Canpartners");

          (ii) Canyon Capital Management, L.P., a California limited partnership ("CCM");

          (iii)  Messrs. Julis, Evensen and Friedman, as individuals;

          (iv)   The Value Realization Fund, L.P. ("VRF"); and

          (v)    The Canyon Value Realization Fund (Cayman), Ltd. ("CVRF").


          The filing of this Schedule shall not be construed as an admission that any Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule except for the securities stated herein to be beneficially owned by such Reporting Person.

     (b),(c) Canpartners is a holding company formed for the purpose of acting as the general partner in various investment partnerships. Canpartners, in turn, is owned in equal shares by Messrs. Friedman, Julis and Evensen. CCM, a registered investment advisor controlled by Canpartners, is the investment advisor to VRF and the general partner of its general partner.
 CVRF is an investment fund and advisory client of CCM. CCM is also the investment advisor to two managed accounts on whose behalf CCM purchased in the aggregate 321,635 shares (representing 2.9% of the outstanding shares) of
Common Stock.   Mr. Evensen, a director and President of Canpartners, holds various positions or limited partnership interests in affiliates of Canpartners. Mr. Friedman, a director and Vice President and Secretary of Canpartners, holds various positions or limited partnership interests in affiliates of Canpartners. Mr. Julis, a director and Vice President and Treasurer of Canpartners, holds various positions or limited partnership interests in affiliates of Canpartners. The business address of CCM, VRF, and Messrs. Friedman, Julis and Evensen is 9665 Wilshire Boulevard, Suite 200, Beverly Hills, California 90212. CVRF's business address is MeesPierson (Cayman) Limited, P.O. Box 2003, British American Center, Phase 3, Dr. Roy's Drive, Grand Cayman, British West Indies.


                               Page 9 of 12 Pages

     (d),(e) None of the Reporting Persons during the last five years (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Each Reporting Person who is a natural person is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On June 12, 1998, the Reporting Persons purchased an aggregate 1,974,333 shares of Common Stock in a private transaction with Raytheon Corporation for an aggregate consideration of $23,599,399.78. The funds to purchase the Common Stock came from the working capital of the purchasers.

ITEM 4.   PURPOSE OF TRANSACTION

          All of the shares of Common Stock were purchased for investment purposes only. The Reporting Persons have no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER

     (a) As of the date hereof, Canpartners, CCM and Messrs. Evensen, Friedman and Julis, acting as a group within the meaning of Section 13(d)(3) of the Act, may be deemed to be a group beneficially owning, in the aggregate, 2,618,133 shares of Common Stock which constitute approximately 23.4% of the 11,204,658 shares of Common Stock outstanding as of April 30, 1998 (as reported in Whittaker's most recent quarterly statement on Form 10-Q). The figures above include 1,148,249 shares of Common Stock or approximately 10.25% of the outstanding shares beneficially owned by VRF and 1,148,249 shares of Common Stock or approximately 10.25% of the outstanding shares beneficially owned by CVRF.

     (b) With respect to the shares acquired by VRF, VRF exercises both voting and dispositive power and since VRF is ultimately controlled by Canpartners, Canpartners exercises both voting and dispositive power with
respect to such shares.   With respect to the shares acquired by CVRF, CVRF
exercises both voting and dispositive power and since the account of CVRF is managed by CCM, the investments of which are ultimately controlled by Canpartners, Canpartners exercises both voting and dispositive power with respect to such shares. Canpartners is, in turn, controlled by Messrs. Evensen, Friedman, and Julis and each of these Reporting Persons therefore shares both voting and dispositive power with respect to the shares of Common Stock acquired by VRF and CVRF. Except as set forth in this Item 5(b), none of the Reporting Persons has voting or dispositive power over another Reporting Person's share of Common Stock.


                               Page 10 of 12 Pages

     (c) Except for the transactions described in Item 3, none of the Reporting Persons have effected any transaction in the Common Stock in the past 60 days.

     (d) No persons other than the Messrs. Evensen, Friedman and Julis, with respect to the Common Stock held by VRF and CVRF have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

     (e)  N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

     CCM, as investment advisor to VRF and CVRF, is a party to investment advisory agreements with the respective managed accounts (collectively, the "Advisory Agreements"). Except with respect to the Advisory Agreements and the Joint Filing Agreement among the Reporting Persons (a copy of which is being filed herewith as Exhibit A) there are no contracts, arrangements, understandings or relationships among the Reporting Persons or any other persons with respect to the securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Exhibit A: Joint Filing Agreement among the Reporting Persons dated the date hereof.

                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 22, 1998.



CANPARTNERS INCORPORATED,                 CANYON CAPITAL MANAGEMENT, L.P.,
a California corporation                  a California limited partnership

                                          By:  Canpartners Incorporated,
By: /s/ JOSHUA S. FRIEDMAN                     a California corporation,
    ----------------------                     its general partner
        Joshua S. Friedman
        Vice-President
                                          By:  /s/ JOSHUA S. FRIEDMAN
                                               -----------------------
                                                   Joshua S. Friedman
                                                   Vice-President


                               Page 11 of 12 Pages

THE VALUE REALIZATION FUND, L.P.,          THE CANYON VALUE REALIZATION FUND
a Delaware limited partnership             (CAYMAN), LTD.,
                                           a Cayman Islands corporation

By:  Canpartners Investments III, L.P.,    By:  MeesPierson (Cayman) Limited,
     a California limited partnership,          its Administrator
     its general partner

By:  Canyon Capital Management, L.P.,      By: /s/ JOHN LYSAGHT
     a California limited partnership,             --------------------
     its general partner                           John Lysaght
                                                   Authorized Signatory

By:  Canpartners Incorporated,                 /s/ CAROL HALL
     a California corporation,                     ------------------
     its general partner                           Carol Hall
                                                   Company Secretary


By:  /s/ JOSHUA S. FRIEDMAN
         -----------------------
         Joshua S. Friedman
         Vice-President



INDIVIDUALLY,

/s/ MITCHELL R. JULIS                       /s/ JOSHUA S. FRIEDMAN
    ----------------------                      --------------------
    MITCHELL R. JULIS                           JOSHUA S. FRIEDMAN


/s/ R. CHRISTIAN B. EVENSEN
    -----------------------
    R. CHRISTIAN B. EVENSEN


                               Page 12 of 12 Pages

                                      EXHIBIT A
                                JOINT FILING AGREEMENT

     (Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended)

     Each of the undersigned hereby agrees to be included in the filing of the Schedule 13D dated June 22, 1998 and any subsequent amendments hereto, relating to the shares of Common Stock, par value $.01 per share, of Whittaker Corporation, a Delaware corporation, beneficially owned by each of the undersigned.

June 22, 1998


CANPARTNERS INCORPORATED,                 CANYON CAPITAL MANAGEMENT, L.P.,
a California corporation                  a California limited partnership

                                          By:  Canpartners Incorporated,
By:  /s/ JOSHUA S. FRIEDMAN                    a California corporation,
         ------------------                    its general partner
         Joshua S. Friedman
         Vice-President

                                          By: /s/ JOSHUA S. FRIEDMAN
                                                  ------------------
                                                  Joshua S. Friedman
THE VALUE REALIZATION FUND, L.P.,                 Vice-President
a Delaware limited partnership

By:  Canpartners Investments III,
L.P.,                                     THE CANYON VALUE REALIZATION FUND
     a California limited partnership,    (CAYMAN), Ltd.,
     its general partner                  a Cayman Islands corporation

By:  Canyon Capital Management, L.P.,     By:  MeesPierson (Cayman) Limited,
     a California limited partnership,         its Administrator
     its general partner

By:  Canpartners Incorporated,            By: /s/ JOHN LYSAGHT
     a California corporation,                    --------------------
     its general partner                          John Lysaght
                                                  Authorized Signatory

By:  /s/ JOSHUA S. FRIEDMAN                   /s/ CAROL HALL
         -----------------------                  --------------------
         Joshua S. Friedman                       Carol Hall
         Vice-President                           Company Secretary

                               EXHIBIT A-PAGE 1 OF 2

INDIVIDUALLY,

/s/ MITCHELL R. JULIS                  /s/ JOSHUA S. FRIEDMAN
    -------------------                    --------------------
    MITCHELL R. JULIS                      JOSHUA S. FRIEDMAN

/s/ R. CHRISTIAN B. EVENSEN
    -----------------------
    R. CHRISTIAN B. EVENSEN


                               EXHIBIT A-PAGE 2 OF 2